Exhibit 99.3

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
UNAUDITED PRO FORMA RECONCILIATION BETWEEN OPERATING PROFIT AND EBITDA

The unaudited pro forma reconciliation between operating profit and EBITDA for the year ended December 31, 2010 has been prepared as though the acquisition of 012 Smile Telecom Ltd. ("012 Smile") occurred on  January 31, 2010, and consolidates the Company's figures for the year ended December 31, 2010 with 012 Smile's figures for the eleven months ended December 31, 2010.

	New Israeli Shekels in millions
	Year ended December 31, 2010
	The Company		012 Smile (1)		Pro-Forma Consolidated

Operating profit	1,860		56	(2)	1,916

Depreciation and amortization	669		177	(3)	846
Impairment of intangible assets	16				16
Other	25	(4)			25

EBITDA	2,570		233		2,803

(1)
Represents figures for the eleven months period from January 31, 2010 to December 31, 2010. 012 Smile commenced its operations on January 31, 2010 immediately after it purchased the business of B-Communications Ltd. ("B-Com"). The effect of the 012 Smile January 2010 figures on the unaudited pro forma reconciliation between operating profit and EBITDA is omitted since it is impracticable to obtain any financial data for the period prior to the acquisition date of the business of B-Com by 012 Smile. The effect of the 012 Smile January 2011 figures on the unaudited pro forma reconciliation between operating profit and EBITDA is omitted since the figures are considered immaterial.

(2)	Including management fee to Merhav-Ampal Energy Ltd in an amount of approximately NIS 15 million.

(3)	Includingnon recurring one time amortization in an amount of approximately NIS 39 million.

(4)	Mainly employee share based compensation expenses.

Earnings before financial interest, taxes, depreciation, amortization and exceptional items ('EBITDA') is presented because it is a measure commonly used in the telecommunications industry and is presented solely to enhance the understanding of our operating results. This measure, however, should not be considered as an alternative to operating income or income for the year as indicator of our operating performance. Similarly, this measure should not be considered as alternatives to cash flow from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of our historic operating results nor is it meant to be predictive of potential future results.